ASSIGNMENT AGREEMENT

This assignment agreement (this “Agreement”) is made and entered into as of December 31, 2013 by and among FlatWorld Acquisition Corp. (“FWAC”), FWC Management Services Ltd (“FWC Management Services” or “Assignor”) and FlatWorld Capital LLC (“FlatWorld Capital” or “Assignee”).

WHEREAS, FWAC and FWC Management Services had entered into an administrative services agreement on December 9, 2010 and subsequently extended such agreement on December 21, 2012 (the “Administrative Services Agreement”); and

WHEREAS, FWC Management Services and FlatWorld Capital had entered into a separate administrative services agreement on December 9, 2010 and subsequently extended such agreement on December 21, 2012 (the “FWC Management Agreement”); and

WHEREAS, under the Administrative Services Agreement, FWAC has payable and outstanding to FWC Management Services, fees for services in the amount of $120,000 as of December 31, 2013; and

WHEREAS, under the FWC Management Agreement, FWC Management Services has payable and outstanding to FlatWorld Capital, fees for services in the amount of $120,000 as of December 31, 2013; and

WHEREAS, FWC Management Services now wishes to assign its interest in the Administrative Services Agreement and all amounts due to it by FWAC under such agreement to FlatWorld Capital;

NOW THEREFOR, it is agreed as follows:

1. In consideration of the FWC Management Agreement, the $120,000 payable to FlatWorld Capital under such agreement and other good and valuable consideration, the receipt of which is sufficiently acknowledged, FWC Management Services hereby assigns and otherwise transfers (“assigns”) to FlatWorld Capital all rights, title and interest held by Assignor in and to the Administrative Services Agreement including the right to receive the $120,000 due to it by FWAC under the such agreement.

2. In lieu of consideration for the interest in the monies due to Assignee under the Administrative Services Agreement, Assignee hereby disclaims all interest in the monies due from Assignor to Assignee under the FWC Management Agreement and each of FWC Management Services and FlatWorld Capital agree to terminate the FWC Management Agreement.

3. Assignor warrants and represents that the Administrative Services Agreement is in full force and effect and is fully assignable.  Assignor further warrants that it has the full right and authority to transfer said contract and that contract rights herein transferred are free of lien, encumbrance or adverse claim.  Said contract has not been modified and remains on the terms contained therein.

4. Assignee hereby assumes and agrees to perform all remaining and obligations of Assignor under the Administrative Services Agreement and agrees to indemnify and hold Assignor harmless from any claim or demand resulting from non-performance by Assignee.  Assignee shall be entitled to all monies due to Assignor remaining to be paid under the contract, which rights are also assigned hereunder.

This Agreement shall become effective as of the date hereof and shall be binding upon and inure to the benefit of the parties, their successors and assigns.

FWC MANAGEMENT SERVICES LTD

Assignor

By:   /s/ Raj K. Gupta

Name:   Raj K. Gupta

Title:   Director

FLATWORLD CAPITAL LLC

Assignee

By:  /s/ Jeffrey A. Valenty

Name:  Jeffrey A. Valenty

Title:  Partner

CONSENT

The undersigned hereby consents to this Assignment Agreement affirming that no modification of the contract is made or intended, except that Assignee is now and hereafter substituted for Assignor.

FLATWORLD ACQUISITION CORP.

By:  /s/ Jeffrey A. Valenty

Name:  Jeffrey A. Valenty

Title:  President